Exhibit 99.1

[LOGO] Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040 ASX ANNOUNCEMENT January 7th, 2013 Presentation at Cowen’s 2013 Asia Pacific Life Science Showcase Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that its Chief Executive Officer, Ms. Alison Mew, will present the attached presentation at the above conference being held in San Francisco, California on Monday, January 7th, 2013 (US time). FOR FURTHER INFORMATION PLEASE CONTACT Mr. Thomas G. Howitt Company Secretary Genetic Technologies Limited Phone: +61 3 8412 7000

gtg powerpoint bgGenetic Technologies presents: Breast Cancer Risk. An Emerging Market Segment. iStock_000003913525XXLarge.jpgiStock_000005005270Large.jpg3100080_tiff.tif4171880_tiff.tif4159594_high.jpg Corporate Overview January 7th, 2013

Forward Looking Statements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

Corporate Overview Global diagnostics testing business focused on women’s health NASDAQ: GENE ; ASX: GTG Headquartered in Melbourne, Australia Sales operations in U.S. (via subsidiary, Phenogen Sciences) & Australia Lead product, BREVAGenTM, a non-familial breast cancer risk test first launched July, 2011 in U.S. and now available across 49 states Leveraging more than 20 years of experience as a genetic testing business Sustainable cash flow provides operational base for expansion Globally certified laboratory in Melbourne (CLIA, ISO, RCPA, NATA) IP out-licensing program generates recurring revenue stream Over 70 licenses to date ($70M+ in revenue) - record nine licenses granted in FY2011 totaling $13.7M Revenue $12.1M FY2012, $8.1M cash as of Nov 30, 2012 3

What is BREVAGen? Produces both a 5 year and lifetime percentage risk of developing breast cancer Allows physicians to recommend a personalized ‘Breast Health Plan’ outlining better surveillance strategies and proactive changes, tailored to each patient’s lifestyle Uses independent guidelines from the American Cancer Society & ASCO (last updated 2009) 4

BREVAGen Clinical Validation Study: JNCI October, 2010 First fully prospectively-validated SNP panel to be published in a major journal Conducted a 3,300 patient clinical validation trial in U.S., including 1,664 postmenopausal women, as well as a control group of 1,636 cancer-free women Reclassified approximately 64% of women who had been categorized as “intermediate risk” (1.5% to 2.0% five year risk) based on GAIL score alone Reclassified 33% of women compared to the GAIL score – reducing the above average risk category by 26% Significantly more predictive for ER+ (p < 0.05) tumors 5

BREVAGen Makes a Clinical Difference A Breast Health Plan motivates women to adopt physician recommendations Detecting breast cancer early is the key to fighting it Only 59% of women have had a mammogram BREVAGen helps solve the over/under use of the mammography debate by tailoring the right schedule for the right risk profile 6

Genetic Testing Business

- Dominant market positions established across PacRim region
- Globally accredited laboratory
- Decades of experience producing & selling genetic tests
  - Oncology testing Australia, Asia & EU
  - Contracted provider to NSW Police Force for volume crime forensic testing
  - 70+% market share for Australia/New Zealand paternity testing
  - Exclusive provider of genetic testing for most PacRim canine breed clubs
  - Leading contracted provider of paternity tests to lawyers, Dept of Immigration, Legal Aid & general public



RCPA The Royal College of Pathologists of Australasia

NATA WORLD RECOGNISED ACCREDITATION

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genetic technologies

IP Licensing Non-coding DNA patent estate provides substantial non-dilutive funding Over 70 licenses, $70M+ revenue received to date Contracted annuity stream of $5.0M through 2015 Further U.S. and EU activities ramping up in 2013 Number Title Expiration date ‘762 Genetic Mapping 2015 ‘033 Methods for Identifying Matching Groups 2022 ‘589 Methods for Genomic Analysis 2022 ‘025 Genetic Analysis Systems and Methods 2022 8

Partner-Ready Research Assets RareCellect™: Next-gen prenatal testing Current market offers testing at 11-13 weeks into pregnancy with a 20% missed abnormality rate. Invasive tests cause up to 8% miscarriage rate (average 1.5%) RareCellect offers an earlier risk free method via cervical fetal DNA sampling of chromosomal genetic prenatal testing Prenatal testing market $2B in U.S. alone Looking to divest/partner asset – in talks with various potential partners ImmunAid™: Immune system research Based on “on/off” cycle of immune system in patients with chronic/infectious disease Examining novel approach to cancer therapy through timely reversal of immune system suppression Key patents granted in EU, with further patents expected in U.S. Already secured financing of A$1M from external parties, with further funding underway Genetic Technologies’ interest is independently valued at A$4.5M 9

Financial Snapshot Share Register Financials (five months to November 30) Shares outstanding 475.0 million ADRs (@30:1 ratio) 15.8 million Top 20 shareholders 69.7% Total shareholders 3,020 Options outstanding 9.9 million (employees only) Market cap (@ $0.08) AUD 38.8 million (AUD millions) 2012 2011 Revenue / gains 5.1 3.3 Operations 1.6 1.6 Licensing 3.5 1.7 Net profit / (loss) (2.6) (2.5) Cash 8.1 13.3 10

BREVAGen™ market development Build on successful launch Expand territories and specific women’s health channels Expand and develop BREVAGen #2 – increased SNPs; additional ethnicities Assessing new product acquisitions On or close to market assets Similar sales channels and marketing synergies to existing franchise: women’s health, oncology Current commercial business and IP strategy continues to support growth Seeking to monetize non-core programs RareCellect™: partnering/divestment ImmunAid™: independent investment, value accretion Growth Strategy 11

Contact Information Alison Mew Chief Executive Officer Email: info@gtglabs.com Phone +61 3 8412 7025 Web: www.gtgcorporate.com